Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2009
(Millions)
Earnings:
Income from continuing operations before income taxes	$306
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(20)

Income from continuing operations before income taxes and equity earnings	286

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	341
Rental expense representative of interest factor	14

Total fixed charges	355

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	7
Less:
Capitalized interest	(42)

Total earnings as adjusted	$606

Fixed charges	$355

Ratio of earnings to fixed charges	1.71

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision for income taxes in our Consolidated Statement of Operations.